Exhibit 99.1

PepsiCo Completes Acquisition of SodaStream International Ltd.

PURCHASE, N.Y. and TEL AVIV, Israel, December 5, 2018 – PepsiCo, Inc. (NASDAQ: PEP) ("PepsiCo") announced today that it has completed its acquisition of SodaStream International Ltd., as previously announced, acquiring all outstanding shares for $144 per share.

"I couldn’t be prouder or more excited to welcome SodaStream to the PepsiCo family," said Ramon Laguarta, PepsiCo Chief Executive Officer.  "With its customizable options, SodaStream empowers consumers to personalize their preferred beverage in an environmentally friendly way and provides PepsiCo with a significant presence in the at-home marketplace. Together with SodaStream, I’m confident we can accelerate progress on our shared goal of curbing plastic waste and building a more sustainable future."

The transaction is another step in PepsiCo's Performance with Purpose journey, supporting health and wellness through environmentally friendly, cost-effective and fun-to-use beverage solutions, and the company’s Beyond the Bottle strategy to form a more sustainable beverage ecosystem. PepsiCo's strong research and development capabilities, global reach, design and marketing expertise, combined with SodaStream's differentiated and unique product range position SodaStream for further expansion and breakthrough innovation.

Daniel Birnbaum, SodaStream CEO and Director said: “We are thrilled to become part of PepsiCo and join its diverse and talented team. SodaStream was founded to bring healthy, convenient and environmentally friendly beverage options to consumers around the world—and PepsiCo will help us deliver and expand on this mission. With some of the world’s leading marketing and R&D teams, and access to new markets and channels, we are excited to grow hand-in-hand with PepsiCo in the months and years to come.”

About PepsiCo

PepsiCo products are enjoyed by consumers more than one billion times a day in more than 200 countries and territories around the world. PepsiCo generated more than $63 billion in net revenue in 2017, driven by a complementary food and beverage portfolio that includes Frito-Lay, Gatorade, Pepsi-Cola, Quaker and Tropicana. PepsiCo's product portfolio includes a wide range of enjoyable foods and beverages, including 22 brands that generate more than $1 billion each in estimated annual retail sales.

At the heart of PepsiCo is Performance with Purpose – our fundamental belief that the success of our company is inextricably linked to the sustainability of the world around us. We believe that continuously improving the products we sell, operating responsibly to protect our planet and empowering people around the world enable PepsiCo to run a successful global company that creates long-term value for society and our shareholders. For more information, visit www.pepsico.com.

About SodaStream

SodaStream is the #1 sparkling water brand in volume in the world and the leading manufacturer and distributor of Sparkling Water Makers. We enable consumers to easily transform ordinary tap water into sparkling water and flavored sparkling water in seconds. By making ordinary water fun and exciting to drink, SodaStream helps consumers drink more water. Sparkling Water Makers offer a highly differentiated and innovative solution to consumers of bottled and canned carbonated soft drinks. Our products promote health and wellness, are environmentally friendly, cost effective, customizable and fun to use. Our products are available at more than 80,000 individual retail stores across 45 countries. To learn more about how SodaStream makes water exciting and follow SodaStream on Facebook, Twitter, Pinterest, Instagram and YouTube, visit http://www.sodastream.com.

Forward Looking Statements

Statements in this communication that are "forward-looking statements" are based on currently available information, operating plans and projections about future events and trends. Terminology such as "estimate," "expect," "may," "plan," "position," "will" or similar statements or variations of such words and other similar expressions are intended to identify forward-looking statements, although not all forward looking statements contain such terms. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward looking statements. Such risks and uncertainties include, but are not limited to: changes in demand for PepsiCo's products, as a result of changes in consumer preferences or otherwise; changes in, or failure to comply with, applicable laws and regulations; imposition or proposed imposition of new or increased taxes aimed at PepsiCo's products; imposition of labeling or warning requirements on PepsiCo's products; changes in laws related to packaging and disposal of PepsiCo's products; PepsiCo's ability to compete effectively; failure to successfully complete or integrate acquisitions and joint ventures into PepsiCo's existing operations, including with respect to the SodaStream acquisition; or to complete or manage divestitures or refranchisings; changes in estimates and underlying assumptions regarding future performance that could result in an impairment charge; increase in income tax rates, changes in income tax laws or disagreements with tax authorities; PepsiCo's ability to recruit, hire or retain key employees or a highly skilled and diverse workforce; loss of any key customer or disruption to the retail landscape, including rapid growth in hard discounters and the e-commerce channel; climate change or water scarcity, or legal, regulatory or market measures to address climate change or water scarcity; other factors that may adversely affect the price of PepsiCo's publicly traded securities and financial performance.

For additional information on these and other factors that could cause PepsiCo's or SodaStream's actual results to materially differ from those set forth herein, please see PepsiCo's filings with the Securities and Exchange Commission, including its most recent annual report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and SodaStream's filings with the Securities and Exchange Commission, including its most recent annual report on Form 20-F and subsequent Reports of Foreign Private Issuer on Form 6-K. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. PepsiCo and SodaStream undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.